

Mailstop 3233

August 29, 2016

Via E-mail
Mr. Bryan K. Davis
Principal Financial Officer
Brookfield Property Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda

Re: **Brookfield Property Partners L.P.**
          Form 20-F for the fiscal year ended December 31, 2015
          Filed March 17, 2016
          File No. 001-35505

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2015

Financial statements analysis, page 60

1.   We note your disclosure of certain assumptions used in your valuation of your investment properties and that these assumptions appear to be Level 3 unobservable inputs. In future periodic filing, please include a sensitivity analysis of material assumptions based on reasonably likely changes. Please provide us an example of your proposed disclosures.

Segment performance, page 68

2.   We note your disclosure of NOI from your unconsolidated properties, which is presented on a proportionate basis. In future filings, please:
   a. Include a reconciliation to the most directly comparable financial measure calculated and presented in accordance with IFRS;

        b.   Include a statement disclosing the reasons why you believe this measure provides useful information to investors; and

        c.   Clarify what is meant by proportionate basis.

Refer to Item 10(e) of Regulation S-K. Please provide us an example of your proposed disclosure. Alternatively, tell us why you believe it is unnecessary to include such information in future filings.

Notes to the consolidated financial statements, page F-10

Note 13. Other Non-Current Assets, page F-39

e) Intangible Assets, page F-40

3. Please revise future filings to include disclosures required by paragraphs 118 and 122(a) of IAS 38, or tell us how you determined these disclosures are not necessary. Within your response, please provide us an example of your proposed disclosures.

Note 38. Segment information, page F-66

c) Reportable segment measures, page F-67

4. Please tell us how you complied with paragraph 28(b) of IFRS 8, or tell us how you determined it was not necessary to provide a reconciliation of company FFO to Income before income taxes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun at 202-551-3581 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities